EXHIBIT 99.1

Solaris Secures EIA Technical Approval and Further Strengthens the Balance Sheet

HIGHLIGHTS OF THE PRESS RELEASE:

  EIA Technical Approval Received – Major permitting milestone achieved following a comprehensive multi-year government review, significantly de-risking the Warintza Project

  US$50 million Financing – Receipt of the EIA technical approval triggers the second tranche under the existing US$200 million financing agreement with Royal Gold, further strengthening Solaris’ balance sheet

  Advancing Toward Final Permits – Clear pathway toward a fully permitted project by the end of 2026, uniquely positioning Warintza as a near term globally significant copper development project

QUITO, Ecuador, April 09, 2026 (GLOBE NEWSWIRE) -- Solaris Resources Inc. (“Solaris” or the “Company”) (TSX: SLS; NYSE: SLSR) is pleased to announce it has received the technical approval of the Environmental Impact Assessment (“EIA”) for its Warintza Project (“Warintza” or “Warintza Project”) in southeastern Ecuador. The approval represents a major permitting milestone and a significant de-risking event for the project following an extensive technical review process conducted by a multidisciplinary team from the Ministry of Environment and Energy.

The EIA technical approval reflects a comprehensive evaluation of the project’s environmental, engineering, and social management plans, including detailed analysis covering environmental baseline studies, water management, biodiversity protection, infrastructure design, geological understanding and community engagement frameworks.

Matthew Rowlinson, President and CEO of Solaris Resources, commented: “This approval is a critical milestone for the Warintza Project and an important validation of the technical quality, environmental stewardship and responsible development approach undertaken by our team. The EIA review involved rigorous technical evaluation and close collaboration with regulators over an extended period. Achieving this milestone significantly de-risks the project and reflects the strength of our environmental planning and responsible development approach. Importantly, this milestone also enables the Company to access the second tranche of US$50 million under our financing agreement with RGLD Gold AG, a wholly-owned subsidiary of Royal Gold, Inc. (together, “Royal Gold”), further strengthening the balance sheet as we continue to advance key workstreams across permitting, infrastructure development and district scale exploration at Warintza.”

Permitting Next Steps

Following receipt of the EIA technical approval, the Warintza Project will advance through the remaining stages of Ecuador’s environmental licensing and development approval process including the Government-led Free, Prior and Informed Consultation (“FPIC”) process. Government officials conducted an initial site visit during 2025 to assess project readiness, and the formal consultation process is expected to commence shortly. Completion of these steps will support the granting of Warintza’s Mining Exploitation Agreements, with Solaris targeting a fully permitted project by the end of 2026.

Second Tranche of Royal Gold Financing Secured

Following the publication of the Pre-Feasibility Study (“PFS”) in November 2025 and the receipt of EIA technical approval, Solaris has satisfied the conditions required to draw down the second tranche under its US$200 million financing agreement with Royal Gold, which closed in May 2025 (the “funding package”).

This milestone enables the Company to access US$50 million in additional funding that further strengthens the Company’s balance sheet and provides additional financial flexibility to advance key development activities at Warintza. The third tranche of US$50 million will become available on the first anniversary of the closing date, subject to completion of all filings necessary to fully perfect Royal Gold’s security.

The Warintza Project remains one of the most significant undeveloped copper assets globally, with strong support from local communities and a growing body of technical work demonstrating its scale and development potential.

The receipt of EIA technical approval marks a major step towards project development and underscores the continued progress Solaris is making across permitting, exploration, infrastructure planning, and strategic partnerships.

Qualified Person

The scientific and technical content of this press release has been reviewed and approved by Jorge Fierro, M.Sc., DIC, PG, Vice President Exploration of Solaris who is a “Qualified Person” as defined in National Instrument 43-101 Standards of Disclosure for Mineral Projects. Jorge Fierro is a Registered Professional Geologist through the SME (registered member #4279075).

On behalf of the Board of Solaris Resources Inc.

“Matthew Rowlinson”
President & CEO, Director

For Further Information

Patrick Chambers, VP Business Development & Investor Relations
Email: pchambers@solarisresources.com

About Solaris Resources Inc.

Solaris Resources is a copper-gold exploration and development company advancing a portfolio of high-quality assets across the Americas. Its flagship asset is the 100%-owned Warintza copper porphyry Project in southeast Ecuador. Solaris is committed to responsible mining practices that prioritize environmental stewardship, shared value creation, and long-term benefits for local communities and stakeholders.

Cautionary Notes and Forward-looking Statements

This document contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation (collectively “forward-looking statements”). The use of the words “will” and “expected” and similar expressions are intended to identify forward-looking statements. These statements include statements regarding the Company’s future exploration plans, growth and value; planned activities and potential future opportunities at Warintza; the timing and ability to obtain the requisite permits, if at all, including, but not limited to, the granting of Warintza’s Exploitation Agreements; the expected benefits of the EIA technical approval; the timing and outcome of the FPIC and other permitting processes; the ongoing ability to work cooperatively with stakeholders; the ability of the Company to satisfy the conditions precedent to the advancement of the remaining amount under the Funding Package; and the timing, benefits, impact, structure and completion of the transactions contemplated under or in connection with the Funding Package, including whether each tranche will be advanced. Although Solaris believes that the expectations reflected in such forward-looking statements and/or information are reasonable, readers are cautioned that actual results may vary from the forward-looking statements. The Company has based these forward-looking statements and information on the Company’s current expectations and assumptions about future events including assumptions regarding the exploration and regional programmes. These statements also involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such forward-looking statements, including the risks, uncertainties and other factors identified in the Solaris Management’s Discussion and Analysis, for the year ended December 31, 2025 available at www.sedarplus.ca. Furthermore, the forward-looking statements contained in this news release are made as at the date of this news release and Solaris does not undertake any obligation to publicly update or revise any of these forward-looking statements except as may be required by applicable securities laws.